SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                              Commission File Number: 000-14940

                          NOTIFICATION OF LATE FILING

|X| Form 10-K    |_| Form 11-K   |_| Form 20-F    |_| Form 10-Q   |_| Form N-SAR

         For Period Ended: December 31, 2005
                           ----------------------------------------------------

|_|  Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F          |_| Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For Transition Period Ended: Not applicable
                                      -----------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
                                                        -----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HealthSouth Corporation
                         ------------------------------------------------------
Former name, if applicable: Not Applicable
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Address of principal executive office: One HealthSouth Parkway
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City, state and zip code: Birmingham, Alabama 35243
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


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


        |  (a)        The reason described in detail in Part III of this form
        |             could not be eliminated without unreasonable effort or
        |             expense;
        |
        |  (b)        The subject annual report, semi-annual report, transition
        |             report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
  |X|   |             Form N-CSR, or portion thereof, will be filed on or
        |             before the fifteenth calendar day following the
        |             prescribed due date; or the subject quarterly report or
        |             transition report on Form 10-Q, or portion thereof, will
        |             be filed on or before the fifth calendar day following
        |             the prescribed due date; and
        |
        |  (c)        The accountant's statement or other exhibit required by
        |             Rule 12b-25(c) has been attached, if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Over the past three years, HealthSouth Corporation (the "Company") has devoted a significant portion of its time and attention to matters primarily outside the ordinary course of business, including replacing its executive management team, cooperating with federal investigators, defending numerous lawsuits, restructuring its finances and reconstructing its accounting records. During the past nine months, the Company filed with the Securities and Exchange Commission (the "SEC") (i) its comprehensive Annual Report on Form 10-K ("2003 Annual Report") for the fiscal years ended December 31, 2003 and 2002, including a restatement of previously issued consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 and (ii) its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Annual Report").

         The reconstruction of the Company's historical financial and accounting records and the preparation of the 2003 Annual Report and the 2004 Annual Report required substantial resources of the Company. As previously disclosed in the Company's 2004 Annual Report, management concluded that due to the existence of material weaknesses, the Company's internal control over financial reporting was not effective as of December 31, 2004. The Company has spent substantial time and effort improving its internal control over financial reporting. Nevertheless, because of the continued existence of certain of these material weaknesses as of December 31, 2005, management will conclude in Management's Report on Internal Control Over Financial Reporting in its 2005 Annual Report on Form 10-K that the Company's internal control over financial reporting was not effective as of December 31, 2005. Also, as a result of these material weaknesses, the Company's management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses, as more fully described in the Company's 2004 Annual Report on Form 10-K, continued to exist as of December 31, 2005. Specifically, the Company did not maintain effective controls over:

     1. its control environment relative to the prevention of override by management of established controls and procedures;

     2. its financial close and reporting process, including material weaknesses related to (i) the recording of non-recurring journal entries, (ii) the use of spreadsheets in the period-end closing process and other spreadsheets supporting the Company's financial reporting, and (iii) the recording and monitoring of intercompany balances;

     3. access to financial application programs and data throughout the Company;

     4.   cash and cash equivalents and restricted cash accounts;

     5. account receivable accounts and the related net operating revenue accounts;

     6. property and equipment, leased property and equipment, and the related depreciation and lease rental expenses;

     7. income taxes, including the accurate determination and reporting of income taxes receivable and payable, deferred income tax assets and liabilities and the related income tax provision; and

     8. investment in and advances to and equity in net income of non-consolidated affiliates and the minority interest in equity of and interests in consolidated affiliates.

         As the Company has not yet completed its 2005 annual consolidated financial statements, management has not yet completed its evaluation of internal control over financial reporting as of December 31, 2005. Therefore, as the Company completes its evaluation of internal control over financial reporting and its 2005 annual consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may represent one or more additional material weaknesses. The Company intends to disclose a more detailed description of these material weaknesses, including its plan for remediating these weaknesses, in its 2005 Annual Report on Form 10-K.

         As a result of the foregoing, the Company is unable to timely prepare its financial statements with respect to its fiscal year ended December 31, 2005. As such, the Company will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 ("2005 Annual Report") on a timely basis. The Company intends to complete the preparation of its financial statements for the fiscal year ended December 31, 2005 and file its 2005 Annual Report relating thereto by March 31, 2006, as prescribed by Rule 12b-25(b).

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  Gregory L. Doody                   (205)                    967-7116
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      (Name)                      (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         |_|  Yes  |X| No

         As previously indicated in its Notifications of Late Filing on Form 12b-25, the Company was unable to timely file the following reports for substantially the same reasons as set forth in Part III above: (i) its Quarterly Reports on Form 10-Q for all quarterly periods ended after September 30, 2002, for which such reports were required and (ii) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, 2003 and 2004. As reported above, the Company filed a comprehensive 2003 Annual Report with the SEC on June 27, 2005 and filed its 2004 Annual Report with the SEC on December 2, 2005. The comprehensive 2003 Annual Report contained the required financial statements for the periods ended December 31, 2002 and 2003 and the 2004 Annual Report contained the required financial statements for the period ended December 31, 2004. The Company has not filed any of the previously described Quarterly Reports, nor did it include the required quarterly information in the comprehensive 2003 Annual Report or the 2004 Annual Report filed with the SEC.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X| Yes  |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         At this time, the Company is not in a position to provide with specificity the amount of any change in results of operations for the year ended December 31, 2005, as compared to results of operations for the prior year. However, the Company currently anticipates that its 2005 pre-tax loss will increase by approximately $260 to $280 million from the prior year, principally resulting from the previously disclosed $215 million non-cash charge relating to its preliminary global litigation settlement, as well as the negative effect of the 75% Rule and recent Inpatient Rehabilitation Facilities -- Prospective Payment System changes on the results of its inpatient division. The Company expects a larger decline in its 2005 consolidated net operating revenues, as compared to the prior period, principally relating to the loss of revenues from facilities that were closed, divested or otherwise deconsolidated in 2005. Such revenue decline has been largely offset by reduced expenses.

                            HealthSouth Corporation
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           HealthSouth Corporation


                                           By:  /s/ Gregory L. Doody
                                                -------------------------------
                                                Gregory L. Doody
                                                Executive Vice President,
                                                General Counsel and Secretary

Date: March 17, 2006